Exhibit 99.2

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2026	December 31, 2025
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	31,023	49,151
Short-term deposits	-	10,459
Accounts receivables net of allowance for credit losses of $371 as of June 30, 2026, and $367 December 31, 2025, respectively.	1,887	2,013
Inventories	3,418	3,070
Prepaid expenses	918	1,255
Other current assets	1,740	845
TOTAL CURRENT ASSETS	38,986	66,793

NON-CURRENT ASSETS:
Restricted deposit	394	361
Property and equipment, net	31,614	29,677
Goodwill	316	316
Operating lease right-of-use asset	3,311	3,518
Intangible assets	14,164	59,868
Other non-current assets	2,400	1,632
TOTAL NON-CURRENT ASSETS	52,199	95,372
TOTAL ASSETS	91,185	162,165

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	2,919	3,136
Accounts payable	2,138	2,886
Accrued expenses	2,868	4,224
Deferred revenue	601	534
Contingent short-term earnout liability	293	304
Current maturities of operating lease liabilities	979	950
Other current liabilities	3,916	4,854
TOTAL CURRENT LIABILITIES	13,714	16,888

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,829	3,765
Non-current deferred revenue	6	17
Contingent long-term earnout liability	84	173
Deferred tax liability	411	600
Other long-term liabilities	673	990
TOTAL NON-CURRENT LIABILITIES	5,003	5,545
TOTAL LIABILITIES	18,717	22,433

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at June 30, 2026 and December 31, 2025, 70,061,338 and 69,590,228 issued and outstanding at June 30, 2026 and December 31, 2025, respectively	199	198
Additional paid-in capital	590,788	588,301
Accumulated deficit	(518,519)	(448,767)
TOTAL SHAREHOLDERS’ EQUITY	72,468	139,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	91,185	162,165

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2026	2025	2026	2025
REVENUE	8,467	5,855	4,156	3,040

COST OF REVENUE	14,034	12,144	7,135	6,280
COST OF REVENUE – IMPAIRMENT OF INTANGIBLE ASSETS	40,695	-	40,695	-

GROSS LOSS	(46,262)	(6,289)	(43,674)	(3,240)

OPERATING EXPENSES:
Research and development, net	9,505	9,812	4,707	4,834
Sales and marketing	4,064	2,178	1,900	1,239
General and administrative	10,684	10,265	5,444	5,127
Change in contingent earnout liability	27	-	(1)	-
Other expenses (income), net	(507)	37	(247)	51
TOTAL OPERATING EXPENSES	23,773	22,292	11,803	11,251
OPERATING LOSS	(70,035)	(28,581)	(55,477)	(14,491)
FINANCIAL INCOME (EXPENSE), net	308	616	(61)	(149)
OPERATING LOSS BEFORE INCOME TAXES	(69,727)	(27,965)	(55,538)	(14,640)

INCOME TAX (EXPENSE) BENEFIT	(25)	4	51	(82)
NET LOSS	(69,752)	(27,961)	(55,487)	(14,722)

BASIC AND DILUTED LOSS PER SHARE	(1.00)	(0.44)	(0.79)	(0.23)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	69,776	63,873	69,931	63,910

Net Loss	(69,752)	(27,961)	(55,487)	(14,722)
Other comprehensive income:
Unrealized gain from marketable securities	-	2	-	4
Total other comprehensive income:	-	2	-	4
Total comprehensive loss	(69,752)	(27,959)	(55,487)	(14,718)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2026	69,590,228	198	588,301	-	(448,767)	139,732
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	21,110	*	-	-	-	-
Issuance of ordinary shares per settlement with a shareholder	450,000	1	777	-	-	778
Share-based compensation	-	-	1,710	-	-	1,710
Net loss for the period	-	-	-	-	(69,752)	(69,752)
BALANCE AT JUNE 30, 2026	70,061,338	199	590,788	-	(518,519)	72,468

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	6,490	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	54,903	*	121	-	-	121
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Share-based compensation	-	-	2,277	-	-	2,277
Unrealized gain from marketable securities	-	-	-	2	-	2
Net loss for the period	-	-	-	-	(27,961)	(27,961)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2026	69,600,783	198	589,142	-	(463,032)	126,308
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	10,555	*	-	-	-	-
Issuance of ordinary shares per settlement with a shareholder	450,000	1	777	-	-	778
Share-based compensation	-	-	869	-	-	869
Net loss for the period	-	-	-	-	(55,487)	(55,487)
BALANCE AT JUNE 30, 2026	70,061,338	199	590,788	-	(518,519)	72,468

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	loss	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2025	63,819,170	181	563,975	(3)	(386,988)	177,165
Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	979	*	-	-	-	-
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Unrealized gain from marketable securities	-	-		4	-	4
Share-based compensation	-	-	1,111	-	-	1,111
Net loss for the period	-	-		-	(14,722)	(14,722)
BALANCE AT JUNE 30, 2025	63,939,620	181	565,086	1	(401,710)	163,558

*	Less than $1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(69,752)	(27,961)
Adjustments required to reconcile net loss to net cash used in operating activities:
–Share-based compensation	1,710	2,277
Amortization of intangible assets	5,009	5,306
Impairment of Intangible assets	40,695	-
Change in contingent earnout liability	27	-
Depreciation	629	586
Deferred tax liability, net	(189)	(188)
Exchange rate differentials	(7)	329
Amortization of premium, discount and accrued interest on marketable securities	-	64
Interest on long-term deposits	-	(243)
Interest on short-term deposits	(92)	-
Loss from disposal of property and equipment	-	71
Changes in Operating Assets and Liabilities:
Accounts receivable, net	126	(75)
Change in inventories	(1,063)	(63)
Prepaid expenses and other current assets	(558)	776
Other non-current assets	142	30
Accounts payable	(748)	(322)
Accrued expenses and other liabilities	(1,516)	(840)
Operating lease assets and liabilities	300	381
Deferred Revenue	56	84
Other long-term liabilities	(317)	150
Net cash used in operating activities	(25,548)	(19,638)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Proceeds from maturity of marketable securities	-	16,295
Maturity of short-term deposits	10,551	15,500
Purchase of property and equipment	(2,761)	(1,579)
Net cash provided by investing activities	7,790	30,216

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment due to settlement of contingent earnout liabilities	(127)	-
Proceeds from issuance of ordinary shares upon exercise of options	-	121
Net cash (used in) provided by financing activities	(127)	121

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(243)	(99)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(18,128)	10,600
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	49,151	39,304
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	31,023	49,904

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	63	68
Cash paid for income taxes	170	184
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Non-cash purchase of property and equipment	374	398
Issuance of ordinary shares per settlement with a shareholder	778	-
Operating lease liabilities arising from obtaining operating right-of use assets	38	93

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

a.

Nano-X Imaging Ltd., an Israeli company (hereinafter the “Company” or “Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019. The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. On April 28, 2023, the Company received clearance from the FDA to market the Company’s multi-source Nanox.ARC system.

On December 4, 2024, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

On February 25, 2025, the Company received its CE (Conformité Européenne) mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure in Europe.

On April 17, 2025, the Company received clearance from the FDA to market the Nanox.ARC-X (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is an enhanced imaging system with features sleek design with smaller footprint and simplified ‘plug and play’ installation process which is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability.

Since incorporation through June 30, 2026, the Company has an accumulated deficit of $519 and its activities have been funded mainly by the sale of its ordinary shares and positive cash flow from the Teleradiology business segment. The Company expects to continue to incur significant costs related to its ongoing operations. Management expects that the Company’s cash and cash equivalents, and deposits as of June 30, 2026 are not sufficient to support the Company’s operations under its current operating plans for at least one year from the issuance date of these financial statements. These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

Management is continuing in the process of fund raising in the private equity and capital markets as the Company will need to finance future activities. However, there is no assurance that the Company will be able to obtain such funding. In addition, the Company is exploring the use of mitigating actions such as postponing expenses that are not based on firm commitments. These consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

b.	Economic and geopolitical risks

U.S., Israel and global economies and markets are experiencing volatility and disruption following the escalation of geopolitical tensions. As a result of the military conflict between Russia and Ukraine, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

Additionally, the Company monitors changes in tariffs, including recently imposed tariffs by the U.S. government and the effects of retaliatory tariffs and countermeasures from affected countries.

Although the length and impact of the ongoing military conflicts and tariffs are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

As of June 2026, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation, or expansion of such war.

c.	The security situation in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. In October 2025, the Israeli-Hamas war concluded pursuant to a ceasefire that has mostly been upheld by the sides since that time.

On February 28, 2026, Israel and the United States initiated a preemptive attack on Iran to which Iran responded with ballistic missile and drone attacks. On April 8, 2026 a ceasefire between the parties was declared. To date, there has been no material adverse impact on the Company’s operations and financial conditions due to this war. The Company continues to monitor political and military developments closely and examine the consequences for its operations and assets.

The Company’s headquarters, its R&D operations, and certain manufacturing and assembly facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. As of June 30, 2026, the impact of this war on the Company’s results of operations and financial condition was immaterial.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated financial position as of June 30, 2026, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2026 and 2025 and the condensed consolidated statements of cash flows and the condensed consolidated statements of equity for the six months ended June 30, 2026 and 2025. The significant accounting policies adopted and used in the preparation of the financial statements are consistent with those of the previous financial year, except income taxes. The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026 (the “Annual Report”). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report.

Fair Value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s financial instruments consist mainly of cash and cash equivalents, short and long-term deposits, restricted deposit, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of June 30, 2026
	Level 1	Level 2	Level 3	Total
Liabilities:
Short-term loan	-	-	2,919	2,919
Contingent short-term earnout liability (**)	-	-	293	293
Contingent long-term earnout liability (**)	-	-	84	84
Total liabilities	-	-	3,296	3,296

	Balance as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	257	-	257

Total assets	-	257	-	257

Liabilities:
Short-term loan	-	-	3,116	3,116
Contingent short-term earnout liability (**)	-	-	304	304
Contingent long-term earnout liability (**)	-	-	173	173
Total liabilities	-	-	3,593	3,593

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of December 31, 2025, approximately $257 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

(**)	The income valuation approach is applied, and the valuation inputs include the contingent payment arrangement terms, discount rate and probability assessments.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

Contingent earnout liability:

The Company determines the fair value of the liabilities for the earn-out contingent consideration based on a discounted cash flow analysis with regards to the achievement of certain milestones and discount rate. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The contingent short and long term earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in the consolidated statements of operations. The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	June 30, 2026	December 31, 2025
	(U.S. $ in thousands)
Fair value at the beginning of the period	$477	$-
Initial recognition of earnout liabilities	-	470
Change in fair value of earn out liabilitity obligation	27	7
Payment of earnout liabilities	(127)	-
Fair value at the end of the period	$377	$477

New Accounting Pronouncements Effective in the Six Months Ended June 30,2026

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments – Credit Losses (Topic 326)” to address challenges encountered when applying the guidance in Topic 326 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. Under the previous accounting guidance, an entity estimates expected credit losses based on relevant information about past events, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectability of the reported amounts. The amendments in this ASU introduce a practical expedient that allows all entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. This ASU should be applied on a prospective basis. The adoption of ASU 2025-05 did not have an impact on the Company’s consolidated financial statements.

New Accounting pronouncements Accounting Pronouncements effective in future periods

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities. The ASU adds guidance to Accounting Standards Codification 832 on the recognition, measurement, and presentation of government grants. The guidance will be effective for annual reporting periods beginning after December15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The standard updates are to be applied using either a modified prospective, modified retrospective, or full retrospective approach, as detailed in the ASU. The Company is currently evaluating the impact of adoption of the standard update on its consolidated financial statements

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270)” to improve the navigability of required interim disclosures, clarify when that guidance is applicable, and provide additional guidance on what disclosures should be provided in interim reporting periods. The amendments provide a comprehensive list of required interim disclosures and add a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim reporting requirements. Rather, the objective of this ASU is to provide clarity regarding current interim reporting requirements already in place. This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied either prospectively or retrospectively to all prior periods presented. The Company anticipates that the adoption of this ASU will not have a material impact on its consolidated financial statements.

NOTE 3 – INTANGIBLE ASSETS

During the second quarter of 2026, in connection with a significant decline in the Company’s share price, the Company identified indicators of impairment related to its AI Solutions business unit (excluding Nanox Health IT Inc.) and its Nanox ARC business unit, which are at the lowest level of determining asset groups that generate cash flows separate from other asset groups. The indicators of impairment for each asset group were reduced forecasted revenues and operating results. As a result, the Company performed undiscounted cash flow analyses at each asset group level pursuant to ASC 360 to determine if the cash flows expected to be generated by each respective reporting unit over the estimated remaining useful life of the respective business unit’s primary asset were sufficient to recover the carrying value of each asset group.

Based on these analyses, the Company determined the undiscounted cash flows for the ARC asset group was sufficient to recover its carrying value whereas the undiscounted cash flows for the AI Solutions asset group was not sufficient to recover the carrying value of its long-lived assets.

As a result, the Company determined the fair value of the AI Solutions asset group. To estimate the fair value of the asset group, the Company utilized Level 3 measures that represent unobservable inputs, under the income approach, which is based on a discounted cash flow (DCF) analysis using market participants’ assumptions and calculates the fair value by estimating the after-tax cash flows attributable to the asset group and then discounting the after-tax cash flows to present value using a risk-adjusted discount rate.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

Assumptions used in the DCF require significant judgment, including judgment about appropriate discount rates, growth rates, and the amount and timing of expected future cash flows. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5.5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses and (b) a discount rate of 25.3% (after tax) which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions asset group operations and the uncertainty inherent in the Company’s internally developed forecasts. The forecasted cash flows for the AI Solutions asset group were based on the Company’s most recent strategic plan and for periods beyond the strategic plan, the Company’s estimates were based on assumed growth rates expected as of the measurement date. The Company believes its assumptions were consistent with the plans and estimates that a market participant would use to manage its business. As a result of this analysis, the Company determined the fair value of the asset group was below its carrying value.

To record the asset group to fair value, the Company recorded an impairment charge of $40,695 thousand during the second quarter of 2026 recorded to cost of revenues – Impairment of intangible assets reducing the fair value of this asset group to $1,865 thousand. The impairment charge was allocated to the long-lived assets on a pro-rata basis as follows: $13,595 thousand to developed technology and $27,100 thousand to Image big data. Actual operating results and the related cash flows of the asset group could differ from the estimated operating results and related cash flows. In the event the asset group does not meet its forecasted projections, additional impairment charges could be recorded in the future. The Company also re-evaluated the remaining useful lives of the intangible assets and concluded no changes were necessary.

NOTE 4 – COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

On January 14, 2026, an amended claim was filed in the Circuit Court of the 1st Judicial Circuit in and for Okaloosa County, Florida, against several defendants, including USARAD, and a USARAD radiologist, alleging failure to diagnose an aneurysm and negligent communication to an ordering physician.

Based on the progress achieved and the insurance Company’s written confirmation, the parties reached a settlement agreement. Subject to the final execution of such agreement, the company will pay an amount of $650 thousand, which will be reimbursed by the insurance company. Accordingly, on June 30, 2026, the Company recorded a provision of $650 thousand and recognized an insurance recovery asset for the same amount. The provision and the recovery asset are recorded in Other current liabilities and Other current assets respectively.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately$1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court in the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar Entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar Entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar Entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law.

In January 2025, the plaintiff filed a new claim against the Company with the Gibraltar court, which was dismissed due to procedural defects. The plaintiff filed an additional claim against the Company, which was served on the Company on December 25, 2025. The Company decided not to contest the jurisdiction of the Gibraltar court and consent to the Gibraltar jurisdiction, and will therefore submit a statement of defense in the Gibraltar court. In light of the above, on February 1, 2026, the plaintiff filed with the court in Israel a motion seeking to dismiss the claim submitted against the Company in Israel and thereby close the proceedings in Israel. The Company has submitted its response to the motion, together with a request for an award of costs, on April 26, 2026, in which it argued that there was no basis to file the claim against it in the first place, as its adjudication is contingent upon a prior determination of the date of termination of the engagement between the plaintiff and the Gibraltar Entity, before the court in Gibraltar, and only thereafter, to the extent it is determined that a breach occurred (which is denied), could the claims against the Company, which are wholly denied, be addressed.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

On June 12, 2026, a class action complaint was filed in the United States District Court of New Jersey against the Company and certain of its officers, captioned Steele v. Nano-X Imaging Ltd. et al, Case No. 1:26-cv-07062. The complaint alleges violations of federal securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between March 31, 2025 and April 17, 2026 in connection with certain disclosures concerning the Company’s business, operations, and prospects, including with respect to the Company’s manufacturing facility in Korea. The plaintiff is seeking money damages. The complaint alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the Company’s business, operations, and prospects. Due to the early stage of the case, it is not possible to assess the probability of a loss or reasonably estimate the ultimate costs and damages. Consequently, no accrual has been made in the financial statements regarding this matter.

IIA grants

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the Israeli Innovation Authority (the “IIA”) of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the SOFR rate, is repaid. As of June 30, 2026, Nanox AI had paid royalties to the IIA in the amount of approximately $90 and had a remaining contingent liability to the IIA of approximately $4.2 million.

NOTE 5 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for six months ended June 30, 2026:

Deferred
Revenue
(U.S. Dollars
in thousands)
Balance at December 31, 2025 (*)	$551
Additions	436
Revenue recognized in the reported period -	(380)
Balance at June 30, 2026 (*)	$607

(*)	Includes $6 thousand and $17 thousand in long term deferred revenue in the Company’s consolidated balance sheets as of June 30, 2026 and December 31, 2025, respectively.

NOTE 6 – SHAREHOLDERS’ EQUITY:

Share capital

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	June 30, 2026		December 31, 2025
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	70,061,338	100,000,000	69,590,228
Total	100,000,000	70,061,338	100,000,000	69,590,228

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

As of June 30, 2026, there were 1,473,154 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

In May 2025, the Company issued 116,226 ordinary shares in connection with the asset acquisition of MDWEB LLC, originally completed in 2021. The shares were issued following the achievement of certain milestones in 2023, at which time the corresponding earn-out contingent liability was reclassified to equity.

On December 11, 2025, the Company received a letter from a shareholder detailing certain purported concerns and allegations relating to representations made during negotiations regarding a certain asset transaction. On April 19, 2026, the Company entered into a settlement agreement with that shareholder, pursuant to which the alleging shareholder, on its own behalf and on behalf of its shareholders, fully released the Company from any and all claims, including those mentioned in the shareholder’s letter, claims relating to the asset transaction, and claims relating to the Company’s relationship with the shareholder and its affiliates and shareholders. In return for the release, and without admission of any liability, the Company issued the shareholder 450,000 ordinary shares on May 1, 2026. As of December 31,2025, the Company has accrued an amount of $1,260 thousand in connection with the above- mentioned complaint. In the six months ended June 30, 2026, the Company recorded income of $482 thousand, due to the change in fair value of the accrual, which was included in other expenses (income), net in the consolidated statements of operations and comprehensive loss.

Share-based compensation

On February 5, 2026, the Company granted certain employees, service providers and officers a total of 1,026,235 restricted share units (“RSUs”) under two different vesting schedules:

940,706 RSUs vest as follows: 50% on the first anniversary and 50% on the second anniversary from the “Vesting Start Date” as defined in the grant agreement. Included in the awards are 250,002 RSUs that were granted to certain officers of the Company.

85,529 RSUs vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.

On June 23, 2026, the Company granted certain employees a total of 46,358 RSUs that vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement; and the remainder vest ratably over the following 12 quarters.

The fair value of the above RSUs was approximately $2,410 thousand.

NOTE 7 – SEGMENTS OF OPERATIONS

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the three identified reportable segments.

The CODM uses gross profit (loss) and operating loss for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for all measures when making decisions about the allocation of operating and capital resources to each segment.

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI and software solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating loss for each segment includes revenues from third parties, related cost of revenues and operating expenses directly attributable to the segment. The Company does not include intercompany transfers between segments for management reporting.

Nanox health IT Inc.’s operational results are included in the AI and software solutions segment.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” in the Annual Report.

	Six months ended June 30, 2026
	Nanox. ARC	Radiology Services	AI and Software Solutions	Total
Revenues	329	6,055	(*) 2,083	8,467
Cost of revenues	3,713	4,785	5,536	14,034
Cost of revenues – Impairment of intangible assets	-	-	40,695	40,695
Segment gross profit (loss)	(3,384)	1,270	(44,148)	(46,262)
Research and development, net	7,253	64	2,188	9,505
Sales and Marketing	3,175	265	624	4,064
General and administrative	9,037	919	728	10,684
Other segment items (**)	(507)	-	27	(480)
Segment operating profit (loss)	(22,342)	22	(47,715)	(70,035)
Financial income (expense), net				308
Loss before taxes on income				(69,727)

Depreciation expense	576	4	49	629
Amortization expense	-	990	4,019	5,009
Stock based compensation	1,310	302	98	1,710

Total Assets	67,551	19,174	4,460	91,185
Expenditures for segment’s assets	2,761	-	-	2,761

(*)	Including $1,844 thousand related to Nanox Health IT Inc.

(**)	Nanox.ARC - loss from disposal of property and equipment, rent income and remeasurement of a settlement with a shareholder.

AI and Software Solutions - change in the fair value of earn out liability obligation.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30, 2025
	Nanox. ARC	Radiology Services	AI and Software Solutions	Total
Revenues	254	5,328	273	5,855
Cost of revenues	3,570	4,402	4,172	12,144
Segment gross profit (loss)	(3,316)	926	(3,899)	(6,289)
Research and development, net	7,546	65	2,201	9,812
Sales and Marketing	1,885	208	85	2,178
General and administrative	8,522	1,606	137	10,265
Other segment items (*)	37	-	-	37
Segment operating loss	(21,306)	(953)	(6,322)	(28,581)
Financial income (expense), net				616
Loss before taxes on income				(27,965)

Depreciation expense	530	4	52	586
Amortization expense	-	1,314	3,992	5,306
Stock based compensation	1,817	370	90	2,277

Total Assets	111,972	18,774	53,486	184,232
Expenditures for segment’s assets	1,569	10	-	1,579

(*)	Nanox.ARC – loss from disposal of property and equipment and rent income.

	Three months ended June 30, 2026
	Nanox. ARC	Radiology Services	AI and Software Solutions	Total
Revenues	162	2,950	(*) 1,044	4,156
Cost of revenues	1,948	2,077	3,110	7,135
Cost of revenues – Impairment of intangible assets	-	-	40,695	40,695
Segment gross profit (loss)	(1,786)	873	(42,761)	(43,674)
Research and development, net	3,565	28	1,114	4,707
Sales and Marketing	1,445	56	399	1,900
General and administrative	4,563	458	423	5,444
Other segment items (**)	(247)	-	(1)	(248)
Segment operating profit (loss)	(11,112)	331	(44,696)	(55,477)
Financial income (expense), net				(61)
Loss before taxes on income				(55,538)

Depreciation expense	286	3	25	314
Amortization expense	-	495	2,009	2,505
Stock based compensation	664	157	48	869

(*)	Including $934 thousand related to Nanox Health IT Inc.

(**)	Nanox.ARC – loss from disposal of property and equipment, rent income and remeasurement of a settlement with a shareholder.

AI and Software Solutions - change in the fair value of earn out liability obligation.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30, 2025
	Nanox. ARC	Radiology Services	AI and Software Solutions	Total
Revenues	221	2,723	96	3,040
Cost of revenues	1,961	2,242	2,077	6,280
Segment gross profit (loss)	(1,740)	481	(1,981)	(3,240)
Research and development, net	3,759	36	1,039	4,834
Sales and Marketing	1,066	110	63	1,239
General and administrative	4,322	734	71	5,127
Other segment items (*)	51	-	-	51
Segment operating loss	(10,938)	(399)	(3,154)	(14,491)
Financial income (expense), net				(149)
Loss before taxes on income				(14,640)

Depreciation expense	270	2	27	299
Amortization expense	-	657	1,996	2,653
Stock based compensation	882	186	43	1,111

(*)	Nanox.ARC – loss from disposal of property and equipment and rent income.

As of June 30, 2026 and December 31, 2025, no individual customer exceeded 10% of the Company’s accounts receivables.

NOTE 8 – LOSS PER SHARE:

As of June 30, 2026, and June 30, 2025, the Company had outstanding 2,142,858 and 2,192,858 warrants, respectively. As of June 30, 2026, and June 30, 2025, the Company had 4,221,803 and 4,216,533 outstanding options awards and 1,138,332 and 59,407 outstanding unvested RSUs awards, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive.

NOTE 9 – SUBSEQUENT EVENTS:

a.	At-the-Market Sales

During July 2026, the Company issued a total of 527,300 ordinary shares, utilizing an at-the-market, resulting in net proceeds of approximately $469 thousand, after deducting sales commissions and estimated offering expenses of $12 thousand paid to Cantor Fitzgerald & Co. and Mizuho Securities USA LLC, as the Sales Agents.

b.	Registered direct offering

On August 7, 2026, the Company completed a registered direct offering in which it sold to a single institutional investor 3,700,000 of the Company’s ordinary shares and 4,300,000 pre-funded warrants to purchase up to 4,300,000 ordinary shares, along with 8,000,000 ordinary warrants to purchase up to 8,000,000 ordinary shares, at a combined purchase price of $1.00 per ordinary share and accompanying ordinary warrant (or $0.9999 per pre-funded warrant and accompanying ordinary warrant). The pre-funded warrants sold in the offering had an exercise price of $0.0001 per underlying ordinary share, were immediately exercisable, and were not to expire until exercised in full. The ordinary warrants have an exercise price of $1.15 per ordinary share, will be exercisable beginning six months following issuance and will expire five years from the closing date of the offering.  Each of the pre-funded warrants and the ordinary warrants could not be exercised to the extent that exercise would raise the beneficial ownership of the investor above 4.99% of the Company’s ordinary shares. All pre-funded warrants were subsequently exercised by the investor, in August 2026. The gross proceeds to the Company from the offering were approximately $8 million, while agent fees and other offering expenses were estimated at $650 thousand.

c.	Grant of RSUs

On August 13, 2026, the Company granted employees a total of 1,465,256 RSUs. The RSUs will vest and settle for underlying ordinary shares of the Company over a period of two (2) years from the grant date, in four (4) equal installments, such that twenty-five percent (25%) of the RSUs will vest every six (6) months following the grant date, subject to each grantee’s continued service through each applicable vesting date.

The fair value of the above RSUs was approximately $1,451 thousand.

d.	Nanox Korea restructuring

During August 2026, the Company initiated a structural transformation of its South Korea operations, including transitioning substantially all chip manufacturing activities to qualified third-party manufacturing partners and undertaking other efficiency initiatives including reduction of approximately 67% in the headcount. The restructuring is expected to result in approximately $850 thousand of restructuring-related expenses.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses related to an offering and legal fees expenses in connection with class-action litigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
GAAP net loss attributable to ordinary shares	69,752	27,961	55,487	14,722
Non-GAAP adjustments:
Add: Settlement with a shareholder	(482)	-	(243)	-
Less: Class-action litigation	15	33	15	33
Less: Amortization of intangible assets	5,010	5,306	2,505	2,653
Less: Impairment of intangible assets	40,695	-	40,695	-
Less: Change in the fair value of earn out liabilities’ obligation	27	-	(1)	-

Less: Share-based compensation	1,710	2,277	869	1,111
Non-GAAP net loss attributable to ordinary shares	22,777	20,345	11,647	10,925
NON-GAAP BASIC AND DILUTED LOSS PER SHARE	0.33	0.32	0.17	0.17
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	69,623	63,873	69,932	63,910

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	54,729	12,144	47,830	6,280
Non-GAAP adjustments:
Amortization of intangible assets	4,788	5,112	2.394	2,556
Impairment of intangible assets	40,695	-	40,695	-
Share-based compensation	75	106	37	48
Non-GAAP cost of revenue	9,171	6,926	4,704	3,676

Reconciliation of GAAP gross loss to Non-GAAP gross loss (U.S. dollars in thousands)

GAAP gross loss	(46,262)	(6,289)	(43,674)	(3,240)
Non-GAAP adjustments:
Amortization of intangible assets	4,788	5,112	2,394	2,556
Impairment of intangible assets	40,695	-	40,695	-
Share-based compensation	75	106	37	48
Non-GAAP gross loss	(704)	(1,071)	(548)	(636)

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(546)%	(107)%	(1,051)%	(107)%
Non-GAAP adjustments:
Amortization of intangible assets	57%	87%	58%	84%
Impairment of intangible assets	481%	-	979%	-
Share-based compensation	1%	2%	1%	2%
Non-GAAP gross loss margin	(8)%	(18)%	(13)%	(21)%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	9,505	9,812	4,707	4,834
Non-GAAP adjustments:
Share-based compensation	431	692	223	337
Non-GAAP research and development expenses	9,074	9,120	4,484	4,497

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	4,064	2,178	1,900	1,239
Non-GAAP adjustments:
Amortization of intangible assets	221	194	111	97
Share-based compensation	232	172	116	88
Non-GAAP sales and marketing expenses	3,611	1,812	1,673	1,054

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	10,684	10,265	5,444	5,127
Non-GAAP adjustments:
Class-action litigation	15	33	15	33
Share-based compensation	972	1,307	493	638
Non-GAAP general and administrative expenses	9,697	8,925	4,936	4,456

Reconciliation of GAAP other expenses (income) to Non-GAAP other expenses (income) (U.S. dollars in thousands )

GAAP Other expenses (income)	(507)	37	(247)	51
Non-GAAP adjustments:
Change in accrual in connection with the settlement with a shareholder	482	-	243	-
Non-GAAP Other expenses (income)	(25)	37	(4)	51